SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2019

Prana Biotechnology Limited

(Name of Registrant)

Level 3, 460 Bourke Street, Melbourne, VIC 3000, Australia

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This Form 6-K is not being incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File No. 333-220886) and Form S-8 (File No. 333-228671).

PRANA BIOTECHNOLOGY LIMITED

6-K	Items

1.	Appendix 4D Half Yearly Report and Accounts

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED
(Registrant)

By:	/s/ Geoffrey Kempler
Geoffrey Kempler,
Executive Chairman

February 28, 2019

Prana Biotechnology Limited

Appendix 4D

Half year ended 31 December 2018

Name of entity:	Prana Biotechnology Limited
ABN:	37 080 699 065
Half-year ended:	31 December 2018
Previous period:	31 December 2017

Results for announcement to the market

				A$
Revenue from ordinary activities	Down	43.4%	to	66,364
Net loss after tax (from ordinary activities) for the period attributable
to members	Up	47.6%	to	5,340,227
Net loss after tax for the period attributable to members	Up	47.6%	to	5,340,227

Net tangible assets per security

	31 December	31 December
	2018	2017
	A$	A$
Net tangible asset backing (cents per share)	2.03	3.77

Explanation of results

An explanation of the key financial elements contributing to the revenue and result above can be found in the review of operations included within the directors' report.

Distributions

No dividends have been paid or declared by the company for the current financial period. No dividends were paid for the previous financial period.

Changes in controlled entities

There have been no changes in controlled entities during the period ending 31 December 2018.

Other information required by Listing Rule 4.2A

N/A

Interim review

The interim financial statements have been reviewed by the Group's independent auditor which includes a paragraph regarding a material uncertainty in relation to going concern.

Prana Biotechnology Limited

ABN 37 080 699 065

Interim financial report

for the half-year 31 December 2018

Prana Biotechnology Limited

Corporate directory

Directors	Mr. Geoffrey Kempler
Executive Chairman & CEO

Mr. Brian Meltzer
Non-Executive Independent Director

Dr. George Mihaly
Non-Executive Independent Director

Mr. Peter Marks
Non-Executive Independent Director

Mr. Lawrence Gozlan
Non-Executive Independent Director

Dr. Ira Shoulson
Non-Executive Director

Secretary	Mr. Phillip Hains

Principal registered office in Australia	Level 3, 62 Lygon Street
Carlton Victoria 3053
Australia
+61 3 9824 5254

Share and debenture register	Computershare Investor Services Pty Ltd
Yarra Falls, 452 Johnston Street
Abbotsford Victoria 3067
1300 85 05 05 (within Australia) & +61 3 9414 4000
(overseas)

Auditor	PricewaterhouseCoopers
2 Riverside Quay
Southbank Victoria 3006

Solicitors	Quinert Rodda & Associates
Level 6/400 Collins St
Melbourne Victoria 3000

Website	www.pranabio.com

1

Prana Biotechnology Limited

Directors' report

31 December 2018

Your directors present their report on the Consolidated Entity (referred to hereafter as the group) consisting of Prana Biotechnology Limited and the entities it controlled at the end of, or during, the half-year ended 31 December 2018

Directors

The following persons were directors of Prana Biotechnology Limited during the whole of the half-year and up to the date of this report:

Mr. Geoffrey Kempler

Mr. Brian Meltzer

Dr. George Mihaly

Mr. Peter Marks

Mr. Lawrence Gozlan

Dr. Ira Shoulson

Review of operations - 31 December 2018

Operations

Detailed below is an update on the status of the Group’s research and development projects and overall operations for the half-year ended 31 December 2018.

The Group’s 30 June 2018 Annual Report contains detailed background information relating to its operations including its research and development projects and collaboration partners and should be read in conjunction with this report.

PBT434 Movement Disorder clinical candidate update

It has been previously reported that PBT434 is neuroprotective in animal models of disease. By blocking the pathologic accumulation and aggregation of alpha-synuclein, PBT434 prevents the formation of toxic alpha synuclein fibrils and downstream effects that lead to cellular dysfunction and ultimately cell death. There is evidence in Parkinson’s disease animal models that PBT434 prevents neuronal loss and improves motor and/or cognitive impairment. There is also evidence that PBT434 prevents alpha-synuclein toxicity, preserves neurons and improves function in an animal model of Multiple System Atrophy (MSA), which is a form of atypical

Parkinsonism. Data from these experiments were presented at the International Congress of Parkinson’s Disease and Movement Disorders® in Hong Kong in October, 2018. In addition to MSA, Prana is continuing to evaluate PBT434 in other animal models of atypical Parkinsonism such as Progressive Supranuclear Palsy.

Significant progress has been made on the Phase 1 study of PBT434, which is a single- and multiple- ascending dose trial in healthy volunteers. The study is progressing well as we have completed the single ascending dose phase of the study and we anticipate completing the multiple ascending dose phase, including elderly volunteers, in the first half of 2019.

PBT2 Huntington disease clinical development update

Prana is continuing to review its options to either undertake additional non-clinical studies, pursue development opportunities at dosing levels permitted by the FDA, or pursue alternative therapeutic applications of PBT2.

2

Prana Biotechnology Limited

Directors' report

31 December 2018

(continued)

Review of operations - 31 December 2018 (continued)

Pipeline development from Translational Biology Program

Continued progress has been made on identifying new development candidates by Prana’s discovery chemistry group over the reporting period. These product candidates are within new generation chemical scaffolds and have demonstrated key attributes required to address neurodegenerative processes.

Prana continues to review other potentially suitable opportunities that may be highly attractive and can add significant shareholder value in the medium to longer term.

Significant changes in the state of affairs

On 28 December 2018, the Group announced that it had entered into a securities purchase agreement for a lead investment by Boston based Life Biosciences LLC (“Life Biosciences”) to raise up to approximately A$44.5 million

(approx. US$31.4 million). Life Biosciences will initially invest US$7.5 million (approx. A$10.6 million), with the agreement allowing Prana to raise an additional US$2 million from other investors, totalling US$9.5 million (approx. A$13.4 million). A further amount of up to approximately A$31 million (approx. US$21.9 million) would be invested by Life Biosciences and other investors on exercise of short-term warrants being issued as part of the transaction. Completion of the transaction is subject to approval by shareholders at the general meeting and certain other customary completion conditions, therefore this transaction has not been reflected in this set of financial statements.

Events since the end of the financial year

No matter or circumstance has arisen since 31 December 2018 that has significantly affected the Group's operations, results or state of affairs, or may do so in future periods.

Auditor's independence declaration

A copy of the auditor's independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 4.

This report is made in accordance with a resolution of directors.

Mr. Geoffrey Kempler
Executive Chairman & CEO

Melbourne
28 February 2019

3

Auditor’s Independence Declaration

As lead auditor for the review of Prana Biotechnology Limited for the half-year ended 31 December 2018, I declare that to the best of my knowledge and belief, there have been:

(a)	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

(b)	no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Prana Biotechnology Limited and the entities it controlled during the period.

Sam Lobley	Melbourne
Partner	28 February 2019
PricewaterhouseCoopers

PricewaterhouseCoopers, ABN 52 780 433 757

2 Riverside Quay, SOUTHBANK VIC 3006, GPO Box 1331, MELBOURNE VIC 3001

T: 61 3 8603 1000, F: 61 3 8603 1999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

4

Prana Biotechnology Limited

Consolidated statement of profit or loss and other comprehensive income

For the half-year 31 December 2018

		31 December	31 December
		2018	2017
	Notes	A$	A$
Income
Interest income	6	66,364	117,168
Other income	6	2,426,518	1,360,238

Expenses
Intellectual property expenses		(82,667)	(104,940)
General and administration expenses	7	(2,031,326)	(1,978,857)
Research and development expenses	7	(5,890,241)	(2,286,286)
Other operating expenses		(28,162)	(113,823)
Other gains/(losses)	7	199,287	(610,939)
Loss for the period		(5,340,227)	(3,617,439)

Loss before income tax		(5,340,227)	(3,617,439)

Income tax expense		-	-

Other comprehensive loss
Other comprehensive income for the period, net of tax		-	-

Total comprehensive loss for the period		(5,340,227)	(3,617,439)

		Cents	Cents
Loss per share for profit attributable to the ordinary equity holders of the company:
Basic loss per share	5	0.99	0.68
Diluted loss per share	5	0.99	0.68

The above consolidated statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes.

5

Prana Biotechnology Limited

Consolidated statement of financial position

As at 31 December 2018

		31 December	30 June
		2018	2018
	Notes	A$	A$
ASSETS
Current assets
Cash and cash equivalents		8,383,261	15,235,556
Trade and other receivables	8(a)	5,589,569	3,152,410
Other current assets		112,678	266,625
Total current assets		14,085,508	18,654,591

Non-current assets
Property, plant and equipment		60,019	71,422
Total non-current assets		60,019	71,422

Total assets		14,145,527	18,726,013

LIABILITIES
Current liabilities
Trade and other payables		2,671,111	2,055,247
Provisions		550,112	588,693
Total current liabilities		3,221,223	2,643,940

Non-current liabilities
Provisions		1,338	916
Total non-current liabilities		1,338	916

Total liabilities		3,222,561	2,644,856

Net assets		10,922,966	16,081,157

EQUITY
Contributed equity	9	144,013,274	143,910,328
Reserves	9	1,212,721	1,753,954
Accumulated losses		(134,303,029)	(129,583,125)

Total equity		10,922,966	16,081,157

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

6

Prana Biotechnology Limited

Consolidated statement of changes in equity

For the half-year 31 December 2018

		Attributable to owners of
		Prana Biotechnology Limited
		Contributed		Accumulated
		equity	Reserves	losses	Total
	Notes	A$	A$	A$	A$
Balance at 1 July 2017		144,018,006	2,320,480	(122,648,452)	23,690,034

Loss for the period		-	-	(3,617,439)	(3,617,439)
Total comprehensive income for the period		-	-	(3,617,439)	(3,617,439)

Transactions with owners in their capacity as owners:
Transaction costs	9	(119,435)	-	-	(119,435)
Employee share schemes - Share based
payments		-	162,393	-	162,393
		(119,435)	162,393	-	42,958

Balance at 31 December 2017		143,898,571	2,482,873	(126,265,891)	20,115,553

Balance at 1 July 2018		143,910,328	1,753,954	(129,583,125)	16,081,157

Loss for the period		-	-	(5,340,227)	(5,340,227)
Total comprehensive income for the period		-	-	(5,340,227)	(5,340,227)

Transactions with owners in their capacity as owners:
Issue of ordinary shares	9	166,086	-	-	166,086
Share-based payment expenses		-	79,090	-	79,090
Transaction costs	9	(63,140)	-	-	(63,140)
Expired options/warrants		-	(620,323)	620,323	-
		102,946	(541,233)	620,323	182,036

Balance at 31 December 2018		144,013,274	1,212,721	(134,303,029)	10,922,966

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

7

Prana Biotechnology Limited

Consolidated statement of cash flows

For the half-year 31 December 2018

		31 December	31 December
		2018	2017
	Notes	A$	A$
Cash flows from operating activities
Payments to suppliers and employees		(7,290,291)	(4,220,833)
R&D tax refund		-	3,022,673
Interest received		68,526	25,497
Net cash (outflow) from operating activities		(7,221,765)	(1,172,663)

Cash flows from investing activities
Payments for property, plant and equipment		(3,273)	(3,338)
Net cash (outflow) from investing activities		(3,273)	(3,338)

Cash flows from financing activities
Proceeds from issues of shares and other equity securities		166,086	-
Transaction costs relating to issue of equity		(23,140)	(37,835)
Net cash inflow (outflow) from financing activities		142,946	(37,835)

Net (decrease) in cash and cash equivalents		(7,082,092)	(1,213,836)
Cash and cash equivalents at the beginning of the financial year		15,235,556	21,734,957
Effects of exchange rate changes on cash and cash equivalents		229,797	(609,934)
Cash and cash equivalents at end of period		8,383,261	19,911,187

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

8

Prana Biotechnology Limited

Notes to the consolidated financial statements

31 December 2018

1	Basis of preparation of half-year report

This condensed consolidated interim report for the half-year reporting period ending 31 December 2018 has been prepared in accordance with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Act 2001. These financial statements also comply with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

This condensed consolidated interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2018 and any public announcements made by Prana Biotechnology Limited ("the "Company") during the interim reporting period in accordance with the continuous disclosure requirements of the

Corporations Act 2001.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period except for the adoption of new accounting standards as discussed below.

(a) New and amended standards adopted by the Group

A number of new or amended standards became applicable for the current reporting period and the Group had to change its accounting policies and make retrospective adjustments as a result of adopting the following standards:

The impact of the adoption of these standards and the new accounting policies are disclosed in note 14 below. The other standards did not have any impact on the Group's accounting policies and did not require retrospective adjustments.

•	AASB 9 Financial Instruments, and

•	AASB 15 Revenue from Contracts with Customers.

(b) Impact of standards issued but not yet applied by the entity

(i) AASB 16 Leases

AASB 16 was issued in February 2016, effective for annual period beginning on or after 1 January 2019. It will result in almost all leases being recognised on the balance sheet, as the distinction between operating and finance leases is removed. Under the new standard, an asset (the right to use the leased item) and a financial liability to pay rentals are recognised. The only exceptions are short-term and low-value leases.

The accounting for lessors will not significantly change.

The standard will affect primarily the accounting for the Group’s operating leases. As at the reporting date, the Group has non-cancellable operating lease commitments of A$171,624. However, the Group has not yet determined to what extent these commitments will result in the recognition of an asset and a liability for future payments and how this will affect the Group’s profit and classification of cash flows.

(c) Going concern

The Group is a development stage medical biotechnology company and as such expects to be utilising cash until the results of its research activities have become marketable. For the six months ended 31 December 2018, the Group incurred an operating loss of A$5,340,227 and an operating cash outflow of A$7,221,765 compared with an operating loss of A$3,617,439 and an operating cash outflow of A$1,172,663 for the six months ended 31 December 2017. As at 31 December 2018 the net assets of the Group stood at A$10,922,966 compared with A$16,081,157 at June 30, 2018 and our cash position decreased to A$8,383,261 from A$15,235,556 at 30 June 2018. The Group has recorded a Trade and Other Receivable at 31 December 2018 in the amount of A$5,552,294 from the Australian Taxation Office comprising research and development tax incentive claims for the fiscal year 2018 (A$3,251,673) and for the six-month period ended 31 December 2018 (A$2,300,621). The Group expects to receive A$3,251,673 relating to the research and development tax incentive claim for the fiscal year 2018 during the 6 months ended 30 June 2019 and also expects the research and development tax incentive to continue to be applicable in the subsequent years.

9

Prana Biotechnology Limited

Notes to the consolidated financial statements

31 December 2018

(continued)

1	Basis of preparation of half-year report (continued)

(c) Going concern (continued)

As stated in note 2, the Group has entered into a securities purchase agreement with Life Biosciences LLC ("Life Biosciences") to raise up to A$44.5 million. Life Biosciences will initially invest US$7.5 million (approx. A$10.6 million), with the agreement allowing Prana to raise an additional US$2 million from other investors, totalling US$9.5 million (approx. A$13.4 million). This initial funding will be available following approval by the Company’s shareholders at an extraordinary general meeting to be held in April 2019. In addition to this initial investment, the Group may also receive up to approximately A$31 million from Life Biosciences and other investors on exercise of short-term warrants being issued as part of the transaction. There is no commitment in this regard. The Group’s ongoing solvency is reliant on receipt of the initial US$7.5 million commitment by Life Biosciences. There is uncertainty over the timing of the receipt as shareholder approval has not been obtained.

On this basis, the continuing viability of the Group and its ability to continue as a going concern and meet its debts and commitments as they fall due are dependent upon funding in the form of equity-based financing to fund future operations, together with maintaining implemented cost containment and deferment strategies.

Management and the directors believe that the Group will be successful in obtaining the necessary shareholder approval and receiving the US$ 7.5 million equity funding as noted above. Accordingly, the Directors have prepared the financial report on a going concern basis, notwithstanding that there is a material uncertainty that may cast significant doubt on the Group’s ability to continue as a going concern and that it may be unable to realise its assets and liabilities in the normal course of business.

References to matters that may cast significant doubt about the Group’s ability to continue as a going concern also raise substantial doubt as contemplated by the Public Company Accounting Oversight Board (PCAOB).

2	Significant changes in the current reporting period

On 28 December 2018, the Group announced that it had entered into a securities purchase agreement for a lead investment by Life Biosciences to raise up to approximately A$44.5 million (approx. US$31.4 million). Life Biosciences will initially invest US$7.5 million (approx. A$10.6 million), with the agreement allowing Prana to raise an additional US$2 million from other investors, totalling US$9.5 million (approx. A$13.4 million). A further amount of up to approximately A$31 million (approx. US$21.9 million) would be invested by Life Biosciences and other investors on exercise of short-term warrants being issued as part of the transaction. Completion of the transaction is subject to approval by shareholders at the general meeting of shareholders and certain other customary completion conditions.

3	Segment information

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer of the Company. For the current and previous reporting periods, the Group operated in one segment, being research into Parkinsonian movement disorders, Alzheimer's disease, Huntington disease and other neurodegenerative disorders.

4	Dividends

The company has not declared any dividends in the period ended 31 December 2018 (2017: nil).

10

Prana Biotechnology Limited

Notes to the consolidated financial statements

31 December 2018

(continued)

5	Loss per share

(a)	Basic and diluted loss per share

	31 December	31 December
	2018	2017
	Cents	Cents

Loss per share for profit attributable to the ordinary equity holders of the company:
Basic loss per share	0.99	0.68
Diluted loss per share	0.99	0.68

(b)	Reconciliation of loss used in calculating loss per share

	31 December	31 December
	2018	2017
	A$	A$

Basic loss per share
Loss attributable to the ordinary equity holders of the company used in calculating
basic loss per share:	(5,340,227)	(3,617,439)

Diluted loss per share
Loss attributable to the ordinary equity holders of the company used in calculating
diluted loss per share:	(5,340,227)	(3,617,439)

(c)	Weighted average number of shares used as the denominator

	31 December	31 December
	2018	2017
	Number	Number

Weighted average number of ordinary shares used as the denominator in
calculating basic and diluted loss per share	536,789,698	533,891,470

Options that are considered to be potential ordinary shares are excluded from the weighted average number of ordinary shares used in the calculation of basic loss per share. Where dilutive, potential ordinary shares are included in the calculation of diluted loss per share. All the options on issue do not have the effect to dilute the loss per share. Therefore, they have been excluded from the calculation of diluted loss per share.

11

Prana Biotechnology Limited

Notes to the consolidated financial statements

31 December 2018

(continued)

6	Interest and other income

	31 December	31 December
	2018	2017
	A$	A$

Interest and other income
Interest income	66,364	111,581
Other revenue	-	5,587
	66,364	117,168

Other Income
R&D tax incentive	2,426,518	1,360,238
	2,426,518	1,360,238

7	Loss for the period

	31 December	31 December
	2018	2017
	A$	A$

Loss before income tax has been determined after:

General and administration expenses
Depreciation on fixed assets	14,675	9,325
Employee expenses (non R&D related)	332,529	492,458
Consultant and director expenses	432,684	403,673
Audit, internal control and other assurance expenses	100,847	93,060
Corporate compliance expenses	176,723	206,468
Office rental	73,743	88,606
Other administrative and office expenses	900,125	685,267
	2,031,326	1,978,857

Research and development expenses
Employee expenses	1,256,939	1,001,117
Other research and development expenses	4,633,302	1,285,169
	5,890,241	2,286,286
Other gains and losses
Foreign exchange loss / (gain)	(199,287)	610,939
	(199,287)	610,939

12

Prana Biotechnology Limited

Notes to the consolidated financial statements

31 December 2018

(continued)

8	Financial assets and financial liabilities

(a)	Trade and other receivables

	31 December			30 June
	2018			2018
		Non-			Non-
	Current	current	Total	Current	current	Total
	A$	A$	A$	A$	A$	A$
R&D tax incentive receivable	5,552,294	-	5,552,294	3,125,775	-	3,125,775
Accrued interest income	10,518	-	10,518	12,680	-	12,680
Goods and services tax receivable	26,757	-	26,757	13,955	-	13,955
	5,589,569	-	5,589,569	3,152,410	-	3,152,410

R&D tax incentive receivable represents the amount of R&D tax incentive the Group expects to recover. For further details, see note 13(a)

(i) Classification as trade and other receivables

Trade receivables and other receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. If collection of the amounts is expected in one year or less they are classified as current assets. If not, they are presented as non-current assets. Trade and other receivables are generally due for settlement within one year and therefore are all classified as current. The Group’s impairment and other accounting policies for trade and other receivables are outlined in notes and respectively.

(b) Recognised fair value measurements

The financial instruments recognised at fair value in the statement of financial position have been analysed and classified using a fair value hierarchy reflecting the significance of the inputs used in making the measurements.

The fair value hierarchy consists of the following levels:

• quoted prices in active markets for identical assets or liabilities (Level 1);

• inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices) (Level 2); and

• inputs for the asset or liability that are not based on observable market data (unobservable inputs) (Level3).

During the period, none of the Group’s assets and liabilities had their fair value determined using the fair value hierarchy. No transfers between the levels of the fair value hierarchy occurred during the current or previous periods.

13

Prana Biotechnology Limited

Notes to the consolidated financial statements

31 December 2018

(continued)

9	Equity

(a)	Contributed equity

	31 December	30 June	31 December	30 June
	2018	2018	2018	2018
	Shares	Shares	A$	A$

Ordinary shares - fully paid	536,975,050	533,891,470	144,053,274	143,910,328

(i) Movements in ordinary share:

Details	Number of shares	A$
Opening balance 1 July 2018	533,891,470	143,910,328
Shares issued during the year	3,083,580	166,086
Transaction costs	-	(63,140)
Balance 31 December 2018	536,975,050	144,013,274

Details of shares issued during the current period (there were no shares issued in the prior period):

2019	Details	Number	Issue price	Amount
			A$	A$
12 July 18	Issue of shares under ATM facility	3,083,580	0.054	166,086
		3,083,580		166,086

(b) Accumulated losses

Movements in accumulated losses were as follows:

	31 December	30 June
	2018	2018
	A$	A$

Balance at the beginning of the year	129,583,125	122,648,452
Net loss for the year	5,340,227	8,265,737
Reclassify expired options from reserves (1)	(620,323)	(1,331,064)
Balance at the end of the year	134,303,029	129,583,125

(1)	Reclassification of options over fully paid ordinary shares.

(c)	Reserves

		31 December	30 June
		2018	2018	31 December	30 June
		Options/	Options/	2018	2018
Share based payment reserve	Notes	warrants	warrants	A$	A$

Options over fully paid ordinary shares		25,400,000	25,216,490	1,212,721	1,753,954

14

Prana Biotechnology Limited

Notes to the consolidated financial statements

31 December 2018

(continued)

9	Equity (continued)

(c) Reserves (continued)

(i)	Options over fully paid ordinary shares

During the half-year ended 31 December 2018, the following options were issued to a director and a consultant under the 2004 Employees, Directors and Consultants Share and Option Plan:

2019	Details	Number	Amount A$
13-Jul-18	Options granted in prior period and issued in current period	700,000	-
04-Aug-18	Options lapsed during the period	(306,490)	(54,016)
28-Aug-18	Options granted during the period	500,000	9,927
01-Oct-18	Options lapsed during the period	(360,000)	(62,776)
24-Oct-18	Options lapsed during the period	(200,000)	(33,959)
02-Nov-18	Options granted during the period	1,250,000	20,443
03-Nov-18	Options lapsed during the period	(200,000)	(42,280)
11-Dec-18	Options lapsed during the period	(1,200,000)	(427,293)
31-Dec-18	Share-based payment expenses - options issued in prior period	-	48,721
		183,510	(541,233)

There have been no options over fully paid ordinary shares exercised or forfeited during the current period.

(ii)	Nature and purpose of reserves

The share based payments reserve is used to recognise the fair value of options and warrants issued to employees and consultants but not exercised.

10	Reconciliation of profit after income tax to net cash flow from operating activities

	31 December	31 December
	2018	2017
	A$	A$

Loss for the year	5,340,227	3,617,439
Depreciation	(14,675)	(9,325)
Accrued capital cost to equity	-	81,600
Non-cash employee benefits expense - share-based payments	(79,091)	(162,393)
Net foreign exchange differences	229,796	(609,934)
Decrease/(increase) in provisions	38,159	112,749
(Increase)/ decrease in accounts receivable	2,437,159	(1,580,791)
Increase /(decrease) in other current assets	(153,947)	60,687
(Increase)/decrease in accounts payable	(575,863)	(337,369)
	7,221,765	1,172,663

11	Related party transactions

During the period from 1 July 2018 to 31 December 2018, the Group paid a total of A$150,000 (excl. GST) in advisory fees to Montoya Pty Ltd, an associated entity of Mr Lawrence Gozlan, a director of the Group.

There were no other related party transactions other than those related to director and key management personnel remuneration and equity and transactions by the company and its subsidiaries.

15

Prana Biotechnology Limited

Notes to the consolidated financial statements

31 December 2018

(continued)

12	Events occurring after the reporting period

No matter or circumstance has occurred subsequent to period end that has significantly affected, or may significantly affect, the operations of the Group, the results of those operations or the state of affairs of the Group or economic entity in subsequent financial periods.

13	Significant estimates and assumptions

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances.

The Company and its two wholly-owned subsidiaries (the "Group") makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial period are discussed below.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period. The Group has adopted new accounting standards AASB 9 and AASB 15 as disclosed in note 14 and has appropriately changed accounting policies where needed.

(a) R&D tax incentives

A refundable research and development tax incentive offset of 43.5%, equivalent to a deduction of 150%, will be available to eligible small companies with an annual aggregate turnover of less than A$20 million. Eligible companies can receive a refundable research and development tax incentive offset of 43.5% of their research and development spending.

The Group's research and development activities are eligible under an Australian Government tax incentive for eligible expenditure from 1 July 2011. Management has assessed these activities and expenditure to determine which are likely to be eligible under the incentive scheme. For the period to 31 December 2018 the Group has recorded an item in other income of A$2,426,518 compared with A$1,360,238 for the comparable 2017 period to recognise this amount which relates to this period.

(b) Share-based payments

The value attributed to share options and remuneration shares issued is an estimate calculated using an appropriate mathematical formula based on an option-pricing model. The choice of models and the resultant option value require assumptions to be made in relation to the likelihood and timing of the conversion of the options to shares and the value and volatility of the price of the underlying shares.

14	Changes in accounting policies

This note explains the impact of the adoption of AASB 9 Financial Instruments and AASB 15 Revenue from Contracts with Customers on the Group’s financial statements.

(a) Impact on the financial statements

As a result of the changes in the entity’s accounting policies, prior year financial statements have not been restated.

(b) AASB 9 Financial Instruments – Impact of adoption

AASB 9 replaces the provisions of AASB 139 that relate to the recognition, classification and measurement of financial assets and financial liabilities, derecognition of financial instruments, impairment of financial assets and hedge accounting.

The adoption of AASB 9 Financial Instruments from 1 July 2018 resulted in changes in accounting policies but no adjustments to the amounts recognised in the financial statements. The new accounting policies are set out in note 14(c) below. In accordance with the transitional provisions in AASB 9(7.2.15) and (7.2.26), comparative figures have not been restated or re-classified.

16

Prana Biotechnology Limited

Notes to the consolidated financial statements

31 December 2018

(continued)

14	Changes in accounting policies (continued)

(c) AASB 9 Financial Instruments – Accounting policies applied from 1 July 2018

(i) Investments and other financial assets Classification

From 1 July 2018, the Group classifies its financial assets in the following measurement categories:

• those to be measured subsequently at fair value (either through OCI, or through profit or loss), and

• those to be measured at amortised cost.

The classification depends on the entity’s business model for managing the financial assets and the contractual terms of the cash flows.

For assets measured at fair value, gains and losses will either be recorded in profit or loss or OCI. For investments in equity instruments that are not held for trading, this will depend on whether the Group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income (FVOCI).

Measurement

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (FVPL), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

Equity instruments

The Group subsequently measures all equity investments at fair value. Where the Group’s management has elected to present fair value gains and losses on equity investments in OCI, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividends from such investments continue to be recognised in profit or loss as other income when the Group’s right to receive payments is established.

Changes in the fair value of financial assets at FVPL are recognised in other gains/(losses) in the statement of profit or loss as applicable. Impairment losses (and reversal of impairment losses) on equity investments measured at FVOCI are not reported separately from other changes in fair value.

For assets measured at fair value, gains and losses will either be recorded in profit or loss or OCI. For investments in equity instruments that are not held for trading, this will depend on whether the Group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income (FVOCI).

The Group reclassifies debt investments when and only when its business model for managing those assets changes.

Impairment

For assets measured at fair value, gains and losses will either be recorded in profit or loss or OCI. For investments in equity instruments that are not held for trading, this will depend on whether the Group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income (FVOCI).

17

Prana Biotechnology Limited

Notes to the consolidated financial statements

31 December 2018

(continued)

14	Changes in accounting policies (continued)

(d) AASB 15 Revenue from Contracts with Customers – Impact of adoption

The Group has adopted AASB 15 Revenue from Contracts with Customers from 1 July 2018 which resulted in changes in accounting policies. As the Group is still in the early stage of research and development for its products, it has neither generated revenue from contracts with customers, nor decided on the revenue strategy (licensing, sale of pharmaceutical products) for when the development phase is completed. Accordingly, the adoption of AASB 15 has no impact on the financial statements.In prior reporting periods, revenue and other income of the Group primarily comprised of interest income and R&D tax incentive which are not affected by the adoption of AASB 15.

18

Prana Biotechnology Limited

Directors' declaration

31 December 2018

In the directors' opinion:

(a)	the interim financial statements and notes set out on pages 2 to 18 are in accordance with the Corporations Act 2001, including:

(i)	complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements, and

(ii)	giving a true and fair view of the consolidated entity's financial position as at 31 December 2018 and of its performance for the half-year ended on that date, and

(b)	there are reasonable grounds to believe that the Prana Biotechnology Limited will be able to pay its debts as and when they become due and payable.

The directors have been given the declarations by the chief executive officer and chief financial officer required by section 295A of the Corporations Act 2001.

This declaration is made in accordance with a resolution of directors.

Mr. Geoffrey Kempler
Executive Chairman & CEO

Melbourne
28 February 2019

19

Independent auditor's review report to the members of Prana Biotechnology Limited

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial report of Prana Biotechnology Limited (the Company), which comprises the consolidated statement of financial position as at 31 December 2018, the consolidated statement of changes in equity, consolidated statement of cash flows and consolidated statement of profit or loss and other comprehensive income for the half-year ended on that date, selected other explanatory notes and the directors' declaration for Prana Biotechnology Limited. The Group comprises the Company and the entities it controlled during that half-year.

Directors' responsibility for the half-year financial report

The directors of the Company are responsible for the preparation of the half-year financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the half-year financial report that is free from material misstatement whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Australian Auditing Standard on Review Engagements ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the half-year financial report is not in accordance with the Corporations Act 2001 including giving a true and fair view of the Group’s financial position as at 31 December 2018 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. As the auditor of Prana Biotechnology Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the independence requirements of the Corporations Act 2001.

PricewaterhouseCoopers, ABN 52 780 433 757

2 Riverside Quay, SOUTHBANK VIC 3006, GPO Box 1331, MELBOURNE VIC 3001

T: 61 3 8603 1000, F: 61 3 8603 1999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Prana Biotechnology Limited is not in accordance with the Corporations Act 2001 including:

1.	giving a true and fair view of the Group’s financial position as at 31 December 2018 and of its performance for the half-year ended on that date;

2.	complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

Material uncertainty related to going concern

We draw attention to Note 1(c) in the half-year financial report, which indicates that the Group incurred net cash outflows from operations for the six months ended 31 December 2018 of $7.2 million. The continuing viability of the Group is dependent on funding in the form of equity-based financing, together with maintaining implemented cost containment and deferment strategies. These conditions, along with other matters set forth in Note 1(c), indicate the existence of material uncertainty that may cast significant doubt about the Group’s ability to continue as a going concern.

Our conclusion is not modified in respect of this matter.

PricewaterhouseCoopers

Sam Lobley	Melbourne
Partner	28 February 2019